UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): July 22, 2014

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Drive	
Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On July 22, 2014, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2014 and the declaration of a dividend. The text of the member letter is furnished as Exhibit 99.1 to this Form 8-K.

The information being furnished pursuant to Items 2.02 and 9.01 on this Current Report on Form 8-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Current Report contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets; economic conditions (including effects on, among other things, mortgage-backed securities); changes in mortgage interest rates and prepayment speeds on mortgage assets; the Bank's ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity stock); the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining that its financial condition is sound enough to support such repurchases and redemptions; and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Current Report.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Member letter dated July 22, 2014

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: July 22, 2014   By: /s/ Roger D. Lundstrom

Roger D. Lundstrom

Executive Vice President and Chief Financial Officer

Exhibit 99.1

July 22, 2014

To Our Members:

We reached $2.2 billion in retained earnings as of June 30, 2014. Our strong pool of retained earnings acts as a layer of protection for your stock investment in the Federal Home Loan Bank of Chicago (FHLBC) and allows us to be available during all economic scenarios to support you and your communities. We have also focused on ways to help our members benefit from our growing financial strength. Last year, we initiated a program we called the Reduced Capitalization Advances Program (RCAP) which proved popular with many members. We plan to offer the RCAP again and to announce the dates and terms shortly.

Second Quarter 2014 Dividend
The Board of Directors of the FHLBC has declared a cash dividend for both the average activity-based capital stock (Class B1) and average membership-based capital stock (Class B2), based on the Bank's preliminary financial results for the second quarter of 2014.

The dividend declared per share of Class B1 activity stock is at an annualized rate of 1.50%. The dividend declared per share of Class B2 membership stock is at an annualized rate of 0.50%. The actual effective combined dividend rate on the total stock held by each member will depend on its level of activity with the FHLBC during the second quarter and the relative number of shares of membership and activity stock. The dividend will be paid by crediting your account on Thursday, August 14, 2014.

Supporting Our Members by Supporting Your Communities
As a result of an ongoing dialogue over the past few years with you, our members, the FHLBC has started shifting toward a more holistic approach to building healthy communities. This approach includes our traditional affordable housing programs and products as well as the Community First™ Fund and outreach to Community Development Financial Institutions. We were happy to announce in June that the Wisconsin Women's Business Initiative Corporation (WWBIC) has been selected as the first partner in the FHLBC's Community First Fund and will receive a $1.25 million 10-year loan. Among the unique features of the $50 million Community First Fund is its capacity to support economic development in addition to the Bank's traditional emphasis on affordable housing. WWBIC is an organization committed to economic development in both urban and rural areas across Wisconsin. WWBIC will use its funding to provide lending capital for small business development and to offer micro-loans to businesses that may not qualify for traditional loans from financial institutions. We'll keep you posted on WWBIC's progress.

Also as part of this holistic view, this fall the FHLBC and the National Housing Conference (NHC) are partnering to host a regional housing forum in Chicago on October 22. This inaugural event is open to members, community developers, and policy experts from throughout Illinois and Wisconsin. Panelists will discuss a number of topics, including restoring our communities hardest hit by the Great Recession and the social return on investments in housing. Look for an invitation this summer.

Improving Access to the Secondary Mortgage Market

Even though our approach to community investment has evolved, the Bank's goals remain the same: To build the member-focused Bank and to build the Mortgage Partnership Finance® (MPF®) Program platform to support community lenders in Illinois, Wisconsin, and across the U.S. This platform provides members that participate in the MPF Program access to the secondary mortgage market through a growing number of outlets and investors. In June, for example, we announced a partnership with Redwood Trust to offer the new MPF Direct product, which will help you offer high-balance, fixed-rate loans to your customers.

Second Quarter 2014 Financial Highlights

The FHLBC expects to report net income of $94 million for the second quarter of 2014 when we file our Form 10-Q with the Securities and Exchange Commission next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

The results discussed here are preliminary and unaudited. Please refer to the attached Condensed Statements of Income and Statements of Condition.

- We recorded **net income** of $94 million for the second quarter of 2014, down from $149 million in the second quarter of 2013, a quarter in which we recognized a $50 million gain from the reversal of the previous charge relative to our Community First Fund.
- We recognized a decline in **interest expense** of $56 million during the second quarter of 2014 compared to the second quarter of 2013, due in large part to our fourth quarter 2013 repurchase and extinguishment of certain higher-cost debt. This contributed to our net interest income increasing by $22 million during the second quarter of 2014 compared to the same period in 2013.
- Gains on **derivatives and hedging activities** were $2 million in the second quarter of 2014 compared to gains of $28 million during the second quarter of 2013, primarily as a result of less volatile hedging costs, which is consistent with hedging strategies of our more simplified balance sheet.
- **Total assets** declined $4 billion during the second quarter of 2014, to $68 billion at June 30, 2014, as our investments and MPF Loans continued to pay down.
- We remained in compliance with all of our regulatory capital requirements.

As always, thank you for your membership in the Federal Home Loan Bank of Chicago. I look forward to seeing you at the Annual Management Conference on August 7-8 where Colin Powell will be our keynote speaker.

Best regards,

Matt Feldman
President and CEO

This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully transition to a new business model and to pay future dividends (including enhanced dividends on activity-based capital stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to implement the Reduced Capitalization Advance Program, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this letter. The financial results discussed in this letter are preliminary and unaudited. "Mortgage Partnership Finance," and "MPF," are registered trademarks of the Federal Home Loan Bank of Chicago. "Community First" is a trademark of the Federal Home Loan Bank of Chicago.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	June 30, 2014	December 31, 2013	Change
Cash and due from banks	$ 23	$ 971	(98)%
Federal Funds sold, securities purchased under agreement to resell, and deposits	6,305	5,050	25 %
Investment securities	29,820	31,352	(5)%
Advances	24,782	23,489	6 %
MPF Loans held in portfolio, net	6,894	7,695	(10)%
Other	233	240	(3)%
Total assets	$ 68,057	$ 68,797	(1)%
Consolidated obligation discount notes	$ 23,795	$ 31,089	(23)%
Consolidated obligation bonds	38,021	31,987	19 %
Subordinated notes	944	944	— %
Other	1,063	1,012	5 %
Total liabilities	63,823	65,032	(2)%
Capital stock	1,796	1,670	8 %
Retained earnings	2,198	2,028	8 %
Accumulated other comprehensive income	240	67	258 %
Total capital	4,234	3,765	12 %
Total liabilities and capital	$ 68,057	$ 68,797	(1)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended June 30,			For the year to date ended June 30,		
	2014	2013	Change	2014	2013	Change
Interest income	$ 345	$ 380	(9)%	$ 700	$ 783	(11)%
Interest expense	(226)	(282)	(20)%	(454)	(572)	(21)%
Provision for credit losses	3	2	50 %	6	2	200 %
Net interest income	122	100	22 %	252	213	18 %
Non-interest gain (loss)	13	35	(63)%	3	36	(92)%
Other community investment	—	50	(100)%	—	50	(100)%
Other non-interest expense	(31)	(25)	24 %	(61)	(50)	22 %
Assessments	(10)	(11)	(9)%	(19)	(20)	(5)%
Net income	$ 94	$ 149	(37)%	$ 175	$ 229	(24)%
Net yield on interest-earning assets	0.67%	0.60%	0.07 %	0.70%	0.64%	0.06 %